SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                         RTI International Metals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    74973W107
                                 (CUSIP Number)

                                 August 1, 2008
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

                              (Page 1 of 15 Pages)

----------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The Ospraie Portfolio Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,064,478
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     1,064,478
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,064,478
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.62%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Management, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,264,478
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     1,264,478
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,264,478
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.50%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Holding I, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,264,478
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     1,264,478
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,264,478
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.50%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Management, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,264,478
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     1,264,478
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,264,478
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.50%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Select Long Equity Portfolio L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        200,000
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     200,000
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.88%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie (Cayman) GP II Ltd.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        200,000
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     200,000
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.88%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ospraie Group LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        200,000
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     200,000
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      200,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.88%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Dwight Anderson
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,264,478
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     1,264,478
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,264,478
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES** |_|

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.50%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON**

      IN
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

      The name of the issuer is RTI International Metals, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:

      The Company's principal executive offices are located at Westpointe Corp. Center One 1550 Corapolis Heights Road, Pittsburgh PA 15108

Item 2(a). Name of Person Filing:

      This statement is filed by:

      (i) The Ospraie Portfolio Ltd., a Cayman Islands exempted company ("Portfolio"), with respect to the Common Shares held by it;

      (ii) Ospraie Management, LLC, a Delaware limited liability company ("Investment Manager"), which serves as investment manager to Portfolio and OSLEP LP (as defined below), with respect to the shares of Common Stock directly owned by Portfolio and OSLEP LP;

      (iii) Ospraie Holding I, L.P., a Delaware limited partnership ("Ospraie Holding"), which serves as the managing member of Investment Manager, with respect to the shares of Common Stock directly owned by Portfolio and OSLEP LP;

      (iv) Ospraie Management, Inc., a Delaware corporation ("Ospraie Management"), which serves as the general partner of Ospraie Holding, with respect to the shares of Common Stock directly owned by Portfolio and OSLEP LP;

      (v) Ospraie Select Long Equity Portfolio L.P., a Cayman Islands limited partnership ("OSLEP LP"), with respect to the shares of Common Stock held by it;

      (vi) Ospraie (Cayman) GP II Ltd., a Cayman Islands exempted Company ("Ospraie GP II"), which serves as the general partner of OSLEP LP, with respect to the shares of Common Stock owned directly by OSLEP LP;

      (vii) Ospraie Group LLC, a Delaware limited liability Company ("Ospraie Group"), which serves as the 100% sole owner of Ospraie GP II, with respect to the shares of Common Stock owned directly by OSLEP; and

      (viii) Dwight Anderson ("Mr. Anderson"), the president and sole shareholder of Ospraie Management and the manager of Ospraie Group, with respect to the shares of Common Stock directly owned by Portfolio and OSLEP LP.

      The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      The address of the business office of each of the Reporting Persons other than Portfolio, OSLEP LP and Ospraie GP II is 320 Park Avenue, 27th Floor, New York, New York 10022, U.S.A. The address of the office of Portfolio, OSLEP LP and Ospraie GP II is c/o M&C Corporate Services Limited, PO Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c). Citizenship:

      Each of Portfolio, OSLEP LP and Ospraie GP II is a Cayman Islands exempted company. Each of Investment Manager and Ospraie Group is a limited liability company organized under the laws of the State of Delaware. Ospraie Holding is a limited partnership organized under the laws of the State of Delaware. Ospraie Management is a corporation organized under the laws of the State of Delaware. Mr. Anderson is a United States citizen.

Item 2(d). Title of Class of Securities:

      Common Stock.

Item 2(e). CUSIP Number:

      74973W107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) |_|   Broker or dealer registered under Section 15 of the Act,

          (b) |_|   Bank as defined in Section 3(a)(6) of the Act,

          (c) |_|   Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) |_| Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) |_|   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) |_| Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) |_| Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check the box.[X]

Item 4.   Ownership.

A. The Ospraie Portfolio Ltd.

      (a) Amount beneficially owned: 1,064,478 shares of Common Stock. The filing of this statement shall not be deemed an admission that Portfolio beneficially owns any shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934 or the regulations promulgated thereunder.

      (b) Percent of Class: 4.62%. The percentages used herein are calculated based upon 22,997,502 shares of Common Stock outstanding, as reported in the Company's Form 10-Q filed on August 1, 2008.

      (c) Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote: 0
                  (ii)  shared power to vote or direct the vote: 1,064,478
                  (iii) sole power to dispose or direct the disposition: 0
                  (iv)  shared power to dispose or direct the disposition:
                        1,064,478

B. Ospraie Management, LLC

            (a)   Amount beneficially owned: 1,264,478 shares of Common Stock.
            (b)   Percent of class: 5.50%
            (c)   Number of shares as to which such person has:
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 1,264,478
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv)  Shared power to dispose or direct the disposition:
                        1,264,478

C. Ospraie Holding I, L.P.

            (a)   Amount beneficially owned: 1,264,478 shares of Common Stock.
            (b)   Percent of class: 5.50%
            (c)   Number of shares as to which such person has:
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 1,264,478
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv)  Shared power to dispose or direct the disposition:
                        1,264,478

D. Ospraie Management, Inc.

            (a)   Amount beneficially owned: 1,264,478 shares of Common Stock.
            (b)   Percent of class: 5.50%
            (c)   Number of shares as to which such person has:
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 1,264,478
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv)  Shared power to dispose or direct the disposition:
                        1,264,478

E. Ospraie Select Long Equity Portfolio L.P.

            (a) Amount beneficially owned: 200,000 shares of Common Stock. The filing of this statement shall not be deemed an admission that OSLEP LP beneficially owns any shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934 or the regulations promulgated thereunder.
            (b)   Percent of class: 0.88%
            (c)   Number of shares as to which such person has:
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 200,000
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv)  Shared power to dispose or direct the disposition:
                        200,000

F. Ospraie (Cayman) GP II Ltd.

            (a)   Amount beneficially owned: 200,000 shares of Common Stock.
            (b)   Percent of class: 0.88%
            (c)   Number of shares as to which such person has:
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 200,000
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv)  Shared power to dispose or direct the disposition:
                        200,000

G. Ospraie Group LLC

            (a)   Amount beneficially owned: 200,000 shares of Common Stock.
            (b)   Percent of class: 0.88%
            (c)   Number of shares as to which such person has:
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 200,000
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv)  Shared power to dispose or direct the disposition:
                        200,000


H. Dwight Anderson

            (a)   Amount beneficially owned: 1,264,478 shares of Common Stock.
            (b)   Percent of class: 5.50%
            (c)   Number of shares as to which such person has:
                  (i)   Sole power to vote or direct the vote: 0
                  (ii)  Shared power to vote or direct the vote: 1,264,478
                  (iii) Sole power to dispose or direct the disposition: 0
                  (iv)  Shared power to dispose or direct the disposition:
                        1,264,478

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]*.

* The aggregate ownership of the reporting persons exceeded 5% on August 1, 2008. However, subsequent to August 1, 2008 the reporting persons sold shares in the Company which had the effect of reducing the reporting persons' aggregate ownership percentage to below 5%.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Investment Manager, in its capacity as the investment manager to Portfolio and OSLEP LP, has the power to direct the investment activities of Portfolio and OSLEP LP, including decisions with respect to the disposition of the proceeds from the sale of Common Stock. Ospraie Holding is the managing member of the Investment Manager and in that capacity directs its operations. Ospraie Management is the general partner of Ospraie Holding and in that capacity directs its operations. Ospraie GP II is wholly-owned by Ospraie Group and in that regard Ospraie Group directs the operations of Ospraie GP II. Mr. Anderson is the president and sole shareholder of Ospraie Management and the manager of Ospraie Group and in that capacity, directs their operations. The shareholders of Portfolio and OSLEP LP, respectively, have the right to receive dividends from, or proceeds from the sale of, shares of Common Stock held by Portfolio and OSLEP LP in accordance with their ownership interests in Portfolio and OSLEP LP, respectively.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      See Item 2. Due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" with one another under Section 13(d). The Reporting Persons disclaim the existence of a group with one another.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      Each of the Reporting Persons hereby makes the following certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 11, 2008


                                       OSPRAIE MANAGEMENT, LLC

                                       By:  Ospraie Holding I, L.P.,
                                            its Managing Member

                                       By:  Ospraie Management, Inc.,
                                            its General Partner

                                       By: /s/ Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory


                                       OSPRAIE HOLDING I, L.P.

                                       By:  Ospraie Management, Inc.,
                                            its General Partner

                                       By:  /s/ Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory


                                       OSPRAIE MANAGEMENT, INC.,

                                       By:  /s/ Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory


                                       THE OSPRAIE PORTFOLIO LTD.

                                       By:  Ospraie Management, LLC,
                                            its Investment Manager

                                       By:  Ospraie Holding I, L.P.,
                                            its Managing Member

                                       By:  Ospraie Management, Inc.,
                                            its General Partner

                                       By:  /s/ Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory

                                       OSPRAIE SELECT LONG EQUITY PORTFOLIO L.P.

                                       By:  Ospraie Management, LLC,
                                            its Investment Manager

                                       By:  Ospraie Holding I, L.P.,
                                            its Managing Member

                                       By:  Ospraie Management, Inc.,
                                            its General Partner

                                       By:  /s/ Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory


                                       OSPRAIE (CAYMAN) GP II LTD.

                                       By:  /s/ Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory


                                       OSPRAIE GROUP LLC

                                       By:  /s/ Michael Wasserman
                                            --------------------------
                                            Michael Wasserman
                                            Authorized Signatory


                                       DWIGHT ANDERSON

                                       By:  /s/ Michael Wasserman
                                            --------------------------
                                            Michael Wasserman, Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit 99.1 -    Joint Filing Agreement

Exhibit 99.2 -    Power of Attorney, dated June 27, 2008, granted by Dwight
                  Anderson in favor of Michael Wasserman, Eric Vincent and
                  Michael Fischer (incorporated by reference to Exhibit 99.2 of the Schedule 13G filed by the reporting persons (other than OSLEP LP, Ospraie GP II and Ospraie Group) July 3, 2008.